EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and Six Months Ended July 31, 2019

This following Management’s Discussion and Analysis (“MD&A”) is prepared as of September 30, 2019 and provides a review of the financial condition and results of operations for Pivot Pharmaceuticals Inc. (the “Company” or “Pivot”) for the three and six months ended July 31, 2019. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three and six months ended July 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”) is set out in Note 22 to these unaudited condensed consolidated interim financial statements. The financial information presented in this MD&A is derived from the unaudited condensed consolidated interim financial statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information including the Company’s future plans. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Such forward looking information, including but not limited to statements pertaining to Company’s future plans and management’s belief as to the Company’s potential involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company and its operations to be materially different from estimated costs or results expressed or implied by such forward-looking statements. Forward looking information is based on management’s expectations regarding future growth, results of operations, future capital and other expenditures (including the amount, nature and sources of funding for such expenditures), business prospects and opportunities. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the commercial viability of any products the Company is in the process of developing, delays or changes in plans with respect to any products, costs and expenses, the risk of foreign exchange rate fluctuations, risks associated with securing the necessary regulatory approvals and financing to proceed with any planned business venture, product development, and risks and uncertainties regarding the potential to economically scale and bring to profitability any of the Company’s current or planned endeavors. Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause the results of the Company’s business to not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. See the “Risks and Uncertainties” section of this MD&A for a further description of these risks. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information.

1

BUSINESS OVERVIEW

Pivot is a publicly traded corporation incorporated in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”, on June 10, 2002. On September 9, 2003, the Company changed its name to “Xerxes Health Corp.” on September 9, 2003, to “Neurokine Pharmaceuticals Inc.” on June 26, 2007, and to “Pivot Pharmaceuticals Inc.” on April 7, 2015. The Company’s principal executive office is located at 1275 West 6th Avenue, Vancouver, B.C. Canada V6H 1A6. Pivot’s common shares are traded on the Canadian Securities Exchange under the symbol “PVOT”.

Pivot is a biopharmaceutical company engaged in the development and commercialization of therapeutic pharmaceuticals and nutraceuticals using innovative drug delivery platform technologies. The Company has invested in the acquisition and licensing of patented drug delivery technologies and has developed and tested differentiated cannabis formulations using pharmaceutical grade CBD and THC isolates as active ingredients. Working with its network of pharmaceutical product experts, Pivot has created a catalogue of bioavailable, stable cannabis products. Its products will be manufactured at current Good Manufacturing Practices (“GMP”) accredited facilities in Canada (50,000-sq. ft. cGMP facility located in Montreal, Quebec), United States and Germany.

The Company’s premium branded product line includes tablets, capsules and soft gels, bulk powder, stick packs, infused beverages, oral solutions, lotions, creams, gels, gums, mints, candies, intimate lubricant and pet supplements.

The Company’s strategic priorities are to:

1.	Continue to build its industry leading portfolio of patented drug delivery technologies;
2.	Commercialize its bio-cannabis product lines;
3.	Secure global distribution channels for its product lines; and
4.	Establish partnerships with large and specialty pharmaceutical companies and/or biotechnology companies to collaboratively develop and/or commercialize certain products in its portfolio.

The Company’s management team has implemented a business-minded and cost-conscious approach to product research and development by focusing on development of bio-cannabis nutraceuticals and selling the finished products into markets where regulations permit. The Company will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

Business Developments

On September 12, 2017, Pivot entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”) whereby the Company was granted worldwide rights to BiPhasix Transdermal Drug Delivery Technology (“BiPhasix Technology”) for the delivery and commercialization of cannabinoids, cannabidiol (“CBD”), and tetrahydrocannabinol (“THC”) based products. Financial consideration included:

•	Issuance of 2,500,000 common shares on effective date of agreement;
•	Issuance of 2,500,000 common shares upon Health Canada Natural Product Number (“NPN”) approval;
•	Royalties on annual gross sales; and
•	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval.

2

On February 28, 2018, Pivot completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among Pivot, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million. In addition, the Company also issued 5,000,000 common shares and may pay royalties on future net sales. Pivot Naturals has developed a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of food and beverage products including, but not limited to, capsules, K-Cups, stick packs, baked mixes, liquid shots, protein shakes, topicals, lotions, and bottled beverages.

On March 2, 2018, the Company completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among Pivot, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic. As consideration for the purchase, the Company paid $1 in cash on closing and issued 500,000 common shares.

On August 7, 2018, Pivot entered into a licensing agreement with Formulex Pharma Innovations (formerly Solubest Ltd.) (“Formulex”) whereby the Company acquired worldwide rights for the use, development and commercialization of its patented Solumer™ Oral Drug Delivery Technology (“Solumer™”) for the improved bioavailability, delivery and commercialization of CBD, THC and other biocannabis-based products. Financial consideration included:

•	Royalties on net sales;
•	Monthly license fee from execution of the agreement until commercialization; and
•	Milestone payments upon commercialization and aggregate net sales of $5,000,000.

Formulex has undertaken proceedings to terminate the licensing agreement. The Company is considering its legal options in respect thereof.

On December 17, 2018, Pivot entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”). Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented Solumer™ and RTIC™ powderization technologies.

In May and June 2019, Pivot Naturals, based in Costa Mesa, California, was granted a Provisional Annual Manufacturing License Type N: Infusion License by the California Department of Public Health and a Provisional Adult-Use and Medicinal – Distributor-Transport License by the Bureau of Cannabis Control, respectively.

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Platform Technologies

BiPhasix Transdermal Drug Delivery Technology (Topical Platform)

The Company acquired worldwide rights from Altum for its patented topical transdermal drug delivery technology platform, which will be used for the delivery and commercialization of cannabinoid, CBD and THC-based products. The BiPhasix Technology has the potential to deliver drugs less invasively than by injections. It also has the potential to topically deliver therapeutic amounts of drugs with better absorption rates, where creams, ointments or conventional liposomes have not been effective.

Thrudermic Transdermal Nanotechnology (Topical Platform)

The Company acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids. Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations, The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

The Company has entered into purchase agreements with Solmic GmbH (“Solmic”) for the purchase of Solmic’s oral 1% Micelle solution.

Solumer Drug Delivery Technology (Oral Platform)

Pivot has acquired the worldwide rights to Formulex’s Solumer Technology for the oral delivery of cannabinoids, such as CBD and THC, with improved bioavailability. The Solumer Technology allows to convert the cannabinoids to powder for tablets and capsules and the powder can be dispersed in liquids to give a clear solution that is colorless, and flavorless for beverage applications. Formulex has undertaken proceedings to terminate the licensing agreement. The Company is considering its legal options in respect thereof.

Ready-To-Infuse Cannabis Technology

Pivot’s patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

Product Development Initiatives

In addition to Pivot’s bio-cannabis nutraceutical product pipeline, the Company has the opportunity develop a pharmaceutical pipeline in the future, financing permitting.

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PRODUCT	DELIVERY TECHNOLOGY	INDICATION	GLOBAL MARKET SIZE (a)
PGS-N001	Solmic Solubilisate / Oral or RTIC/Solumer Tablet	Cancer supportive care (CINV) (chemo-induced nausea and vomiting)	>$1B
PGS-N002	Solmic Solubilisate / Oral	Restless leg syndrome	>$2B
PGS-N003	Solmic Solubilisate / Oral or RTIC/Solumer Tablet	Pain and inflammation (for opioid withdrawal)	>$15B
PGS-N004	Solmic Solubilisate / Oral	Cancer supportive care (mucositis relief)	>$12B
PGS-N005	BiPhasix/Thrudermic / Topical	Female sexual dysfunction (HSDD) (hypoactive sexual desire disorder)	>$6B
PGS-N006	BiPhasix/Thrudermic / Topical	Pain and inflammation (joints/opioid withdrawal)	>$20B
PGS-N007	BiPhasix/Thrudermic / Topical	Dermatology (skin irritation/redness/ itching)	>$13B
PGS-N008	BiPhasix/Thrudermic / Topical	Eye disease (glaucoma, intra-ocular pressure)	>$3B
PGS-N009	Thrudermic / Topical	Pain and inflammation (opioid withdrawal)	>$15B
PGS-N010	Solmic Solubilisate / Oral or RTIC/Solumer	Migraine (nausea, vomiting, dizziness, sensitivity to light, sounds and smells)	>$10B

(a) Derived from IMS data

The Company has no plans to initiate any clinical trials of its pharmaceutical pipeline at this time.

DISCUSSION OF OPERATIONS

Following is a discussion of the Company’s financial results for the three and six months ended July 31, 2019, compared to the comparative period in the prior fiscal year.

	THREE MONTHS ENDED				SIX MONTHS ENDED
	July 31, 2019		July 31, 2018		July 31, 2019		July 31, 2018
Revenue	$	nil	$	nil	$	nil	$	nil
Operating expenses		$(4,251,971)		$(1,520,837)		$(5,923,659)		$(3,398,738)
Other income (expense):
Amortization of discount on convertible debentures		$(120,058)		$(323,893)		$(294,000)		$(506,249)
Gain on repayment of promissory note	$	nil	$	nil	$	nil		$8,890
Interest expense		$(15,698)		$(5)		$(134,303)		$(4,126)
Other	$	nil		$(383)		$26,642		$(34,782)
Net loss		$(4,387,727)		$(1,845,118)		$(6,325,320)		$(3,935,005)

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Net losses for the three and six months ended July 31, 2019 increased by $2,542,609 and $2,390,315, respectively, from the comparative year periods due mainly to increased operating expenses (see below), offset by decreases in other income (expenses). In May 2019, the Company closed on a non-brokered private placement of $15 million by issuing 60 million units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.35 per share and with an expiry term of two years. Closing of this private placement allowed Pivot to progress on its business plans, including commercialization of products in Germany, by placing an initial production order for 100,000 units of micellized CBD Solution with SolMic, and strengthening of its leadership team.

Expenses

	THREE MONTHS ENDED				SIX MONTHS ENDED
	July 31, 2019		July 31, 2018		July 31, 2019		July 31, 2018
Amortization		$248,284		$243,309		$489,383		$408,922
Due diligence costs	$	nil		$43,590	$	nil		$166,262
Finder’s fee expense		$100,000	$	nil		$100,000	$	nil
Foreign exchange loss		$58,922		$(5,282)		$42,097		$43,967
General and administrative		$2,705,794		$562,384		$3,212,580		$1,518,281
Lease expense		$106,418		$34,422		$209,557		$34,479
Lease liability expense		$45,661		$18,645		$93,094		$18,645
Licensing fees		$39,903	$	nil		$79,866	$	nil
Professional fees		$249,788		$100,928		$431,437		$327,097
Research and development	$	nil		$113,145		$59,487		$221,946
Sales and marketing	$	nil		$99	$	nil		$9,028
Wages and salaries		$697,201		$409,597		$1,202,257		$650,111
Write-off of equipment	$	nil	$	nil		$3,901	$	nil
Total expenses		$4,251,971		$1,520,780		$5,923,659		$3,398,738

Operating expenses were $4,251,971 and $5,923,659 for the three and six months ended July 31, 2019, respectively, compared to $1,520,780 and $3,398,738 for the three and six months ended July 31, 2018, respectively. Increases in operating expenses were due to the following: In connection with advisory services rendered for the $15 million non-brokered private placement in May 2019, the Company issued 4,200,000 units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.35 per share and with an expiry term of two years. Consulting fee of $1,869,000 related to common shares issued for these advisory services was recorded during the three and six months ended July 31, 2019 within general and administrative expense. Legal services performed for closing of the private placement resulted in increased professional fees for the 2019 periods. In addition, the Company began strengthening its executive leadership team during the three months ended July 31, 2019 and entered into contracts with newly appointed executives for the positions of President and Chief Operating Officer, which increased wages and salaries. In May 2019, the Company paid a finder’s fee of $100,000 related to the Pivot-Cartagena JV that closed in December 2018. In addition, lease expense and lease liability expense related to leases on the Company’s facilities in Kesmark, Quebec and Costa Mesa, California increased over the prior comparative periods as both leases were entered into in July 2018. Increases in operating expenses for the 2019 periods were offset by decreases in due diligence costs and research and development expenses.

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SUMMARY OF QUARTERLY RESULTS

The following table presents a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	QUARTERS ENDED
	July 31, 2019		April 30, 2019		January 31, 2019		October 31, 2018
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(4,387,727)		$(1,937,588)		$(1,201,673)		$(4,114,089)
Net income (loss) per share - basic		$(0.02)		$(0.02)		$(0.01)		$(0.05)
Net income (loss) per share - diluted		$(0.02)		$(0.02)		$(0.01)		$(0.05)

	QUARTERS ENDED
	July 31, 2018		April 30, 2018		January 31, 2018(a)		October 31, 2017(a)
Total revenue	$	nil	$	nil	$	nil	$	nil
Net income (loss)		$(1,845,118)		$(2,089,887)		$(241,353)		$640,126
Net income (loss) per share - basic		$(0.02)		$(0.02)		$(0.00)		$0.01
Net income (loss) per share - diluted		$(0.02)		$(0.02)		$(0.00)		$0.01

(a) The Company transitioned to IFRS effective February 1, 2018. Results for the quarters ended January 31, 2018 and October 31, 2017 have been presented under U.S. GAAP.

During the quarter ended October 31, 2017, the Company disposed of its wholly-owned subsidiary, IndUS Pharmaceuticals Inc., and recorded a gain on disposal of asset of approximately $739,000.

Net losses for the quarters beginning on February 1, 2018 increased significantly. In March 2018, Pivot secured convertible debentures totaling $5,000,000, which allowed the Company to pursue development of its platform technologies and to secure and develop further intellectual property. In February and March 2018, Pivot completed the acquisitions of Pivot Naturals and its RTIC patents, as well as the Thrudermic Transdermal Nanotechnology, which resulted in increases to amortization, due diligence costs, consulting fees, professional fees and research and development beginning with the quarter ended April 30, 2018. Pursuant to these acquisition, the Company entered into employment contracts which increased its salaries and wages expense.

During the quarter ended October 31, 2018, we settled convertible debentures totaling $1,500,000 through the issuance of 3,750,000 units, with each unit consisting of one common stock and one share purchase warrant. Pursuant to this settlement, a loss on extinguishment of convertible debentures of $1,240,773 was recorded, which increased the net loss for the quarter ended October 31, 2018 as compared to other quarters.

In May 2019, the Company closed on a non-brokered private placement of $15 million as discussed above. 4,200,000 units issued as advisory fees, valued at $1,869,000, and professional fees incurred for the close of the private placement resulted in increased net loss for the quarter ended July 31, 2019.

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LIQUIDITY AND CAPITAL RESOURCES

The Company manages its liquidity risk by reviewing, on an ongoing basis, its capital requirements and capital structure. The Company makes adjustments to its capital structure in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, Pivot may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of July 31, 2019, the Company believes it has adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While the Company has incurred losses to date, with an accumulated deficit of $41,392,997 at July 31, 2019, management anticipates the success and eventual profitability from commercialization of Pivot’s product portfolio. The Company also ensures that it has access to public capital markets. However, there can be no assurance that it will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, the Company is subject to risks including, but not limited to, its inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risks and Uncertainties”.

Working Capital

The following table presents the Company’s working capital as at July 31, 2019, January 31, 2019 and February 1, 2018 (date of transition to IFRS):

	July 31, 2019	January 31, 2019	February 1, 2018
Current assets	$9,147,698	$241,874	$183,477
Current liabilities	$560,561	$5,339,427	$527,618
Working capital (deficit)	$8,587,137	$(5,097,553)	$(344,141)

As at July 31, 2019, current assets increased from $241,874 at January 31, 2019 to $9,147,698. Included in current assets at July 31, 2019 are cash of $7,342,538 and inventory of $1,441,600. Current liabilities at July 31, 219 decreased from January 31, 2019 by $4,778,866. The increase in current assets and decrease in current liabilities from January 31, 2019 was due to the closing of a non-brokered private placement of $15 million in May 2019. Proceeds from the private placement were used in a purchase order to Solmic for the order of micellized CBD Solution and to settle outstanding obligations, including accounts payable and accrued liabilities, due to related parties, convertible debentures and acquisition obligation.

Statements of Cash Flows

The following table presents the Company’s cash flows for the six months ended July 31, 2019 and 2018:

	SIX MONTHS ENDED
Net cash provided by (used in):	July 31, 2019	July 31, 2018
Operating activities	$(5,093,972)	$(3,328,506)
Investing activities	$(432,923)	$(428,438)
Financing activities	$12,786,000	$4,291,361
Effect of foreign exchange rate changes on cash	$8,633	$3,946
Increase in cash for the period	$7,267,738	$538,363

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Cash used in operating activities for the six months ended July 31, 2019 was $5,093,972, as compared to $3,328,506 for the six months ended July 31, 2018. The increase was due to increase in net loss for the 2019 period, partially offset by an increase in non-cash expense items impacting net loss, as well as expenditures of $1,441,600 related to units of micellized CBD Solution ordered from Solmic in May 2019.

Cash used in investing activities for the six months ended July 31, 2019 increased by $4,485 as compared to the six months ended July 31, 2018. In both the 2018 and 2019 periods, we paid US$333,333 as consideration for the acquisition of Pivot Naturals, which closed on February 28, 2018. The increase in 2019 was due to fluctuation in the U.S./Canadian dollar exchange rate.

Cash provided by financing activities for the six months ended July 31, 2019 was $12, 786,000 as compared to $4, 291,361 for the six months ended July 31, 2018. During the six months ended July 31, 2019, the Company closed on non-brokered private placements for gross proceeds of $16,390,000. Proceeds from the private placements were used to extend the maturity date of convertible debentures in March 2019 ($250,000) and repay the outstanding balances of convertible debentures in May 2019 ($3,250,000). During the six months ended July 31, 2018, we received gross proceeds of $5,000,000 from issuances of convertible debentures and repaid promissory note payable and loan payable totaling $263,230.

Commitments and Contingencies

The Company is a lessee in two leases that have expiry dates ranging between 21 months and four (4) years, with annual minimum lease payments ranging from $119,100 to $333,400.

In April 2019, the employment of two of the Company’s employees in Pivot Naturals, including the President of Pivot Naturals, which was pursuant to written employment contracts, terminated. A demand for arbitration has been made by these former employees along with a draft arbitration complaint that alleges claims for breach of the written employment contracts, fraud, illegal retaliation and tortious discharge in violation of public policy seeking, among other things, recovery of accrued and unpaid salary and wages in the total amount of $213,179 and contractual severance amounts totaling US$475,000 alleged to be due and owing on their alleged involuntary termination, as well as other general and punitive damages. The Company intends to vigorously defend these claims and file cross-claims against the former employees for breach of contract and related tort claims. In June 2019, the Company paid all accrued and unpaid salary and wages, including accrued vacation payable and state wage penalties where applicable, to these former employees. The Company has not accrued contractual severance amounts totaling US$475,000 as of July 31, 2019 as management is not able to assess the likelihood of payment. Additionally, the Company has filed suit in British Columbia against the former President and former Director of Pivot Naturals for declaratory relief and related matters concerning control and use of the Company’s assets.

In September 2019, the Company was served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000. The Company believes no service was performed by GSB and intends to vigorously defend these claims.

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Risks and Uncertainties

The Company is exposed to certain financial risks risks, including credit risk, interest rate risk, liquidity risk and currency risk.

Credit Risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and the U.S. The Company’s amounts receivable consists of Goods and Services Tax due from the federal government of Canada. The carrying amount of cash and amounts receivable represent the maximum exposure to credit risk and as at July 31, 2019, amounted to $7,384,491 (January 31, 2019 - $119,289; February 1, 2018 - $84,426).

Interest Rate Risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities and due to related parties are due within the current operating period.

Currency Risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. The Company is not exposed to significant currency risk as the parent entity and subsidiaries primarily transact in their functional currencies. The Company does not invest in derivatives to mitigate these risks.

Other Risks and Uncertainties

The Company is subject to other risks and uncertainties. Discussion of such risks are included in the Company’s recently filed Form 10-K (Item 1A. Risk Factors) dated May 2, 2019 on SEDAR. The risk factors discussed herein do not represent an exhaustive list of all the potential issues that could affect the financial results of the Company. Additional risk factors not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business, operations and profitability.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, results of operations or cash flows.

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TRANSACTIONS BETWEEN RELATED PARTIES

During the three and six months ended July 31, 2019, the Company entered into transactions and had outstanding balances with various related parties. The transactions with related parties are in the normal course of business.

During the three and six months ended July 31, 2019, compensation of key management and directors, including former key management and directors, of the Company totaled $345,518 and $711,986, respectively (three and six months ended July 31, 2018 - $267,288 and $533,678, respectively), and consisted of salaries and consulting fees paid in cash and common shares issued or to be approved by the Board of Directors for issuance. The Company granted 3,350,000 share purchase options during the three and six months ended July 31, 2019 (three and six months ended July 31, 2018 – nil and nil, respectively) valued at $530,367 to key management and directors. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

As at July 31, 2019, the Company owed $57,788 to key management and directors (January 31, 2019 - $330,483; February 1, 2018 - $12,421).

On September 12, 2017, the Company entered into a licensing agreement with Altum, a party related by way of common officer, whereby the Company acquired worldwide rights to the BiPhasix Technology for the development and commercialization of Cannabinoids, CBD and THC-products. As at July 31, 2019, the Company owed Altum $nil (January 31, 2019 - $48,896; February 1, 2018 - $nil) for expenses paid on behalf of the Company.

PROPOSED TRANSACTIONS

On September 5, 2019, the Company entered into a binding letter of intent to acquire 51% of iAmHealth, an online nutraceutical distribution and sales platform serving the EU market, with negotiation of the final definitive agreement to be completed no later than December 31, 2019.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these condensed consolidated interim financial statements include, among others, the fair value of share-based payments, warrants and warrants issued with share units, fair value of debentures for the purpose of evaluating modification versus extinguishments, fair value of convertible debentures and the valuations of long-lived assets and deferred tax assets.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the expected economic lives of and the estimated future operating results and net cash flows from long-lived assets and determining whether an acquisition is a business combination or an asset acquisition.

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CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards

The condensed consolidated interim financial statements for the three and six months ended July 31, 2019 are the Company’s first financial statements presented in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was February 1, 2018 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position as at February 1, 2019, comparative and current period financial statements have been prepared using the same policies. The previously presented U.S. GAAP financial information has been reconciled to IFRS as part of Note 22 of the condensed consolidated interim financial statements in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 exemption or exception. These are discussed below.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

Share-based Payment Transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

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IFRS 16 Leases

On February 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”) and applied IFRS 16 retrospectively to each prior reporting period presented. In accordance with IFRS 16, the Company determines if an arrangement is a lease at inception based on whether there is an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from the use of the asset and whether the Company has the right to direct the use of the asset. The Company has operating leases, on office and facility spaces, and no financing leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For leases with terms greater than twelve (12) months, the Company records the related ROU asset and lease obligation at the present value of lease payments over the term. Leases may include fixed rental escalation clauses, renewal options and / or termination options that are factored into the determination of lease payments when appropriate. The Company’s leases do not provide a readily determinable implicit rate; therefore, an estimate of the Company’s incremental borrowing rate is used to discount the lease payments based on information available at the lease commencement date.

The adoption of IFRS 16 resulted in the recognition of ROU assets and lease liabilities of $1,367,287 in July 2018.

IFRS 9 Financial Instruments

On February 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The adoption of IFRS 9 resulted in no impact to the Company’s opening accumulated deficit.

IFRS 3 Business Combinations

IFRS 3, Business Combinations (“IFRS 3”) was amended to clarify the definition of a business in the determination of when an entity has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of annual periods beginning on or after January 1, 2020. The Company has early adopted IFRS 3 amendments and applied these amendments for its business combinations undertaken during the year ended January 31, 2019.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In accordance with IFRS, financial assets are classified into one of the following categories: amortized cost, fair value through other comprehensive income or fair value through profit or loss. Cash and amounts receivable are classified as amortized cost. Their carrying values approximate fair value due to their limited time to maturity and ability to convert them to cash in the normal course. Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss. The Company’s accounts payable and accrued liabilities, due to related parties, convertible debentures and promissory notes are measured at amortized cost. Their carrying values also approximate fair value due to their short term maturities.

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The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the condensed consolidated interim statements of income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a. Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

b. Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and

c. Level 3 – inputs for the asset or liability are not based on observable market data.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At July 31, 2019, January 31, 2019 and February 1, 2018, cash was measured and recognized in the condensed consolidated interim statement of financial position using Level 1 inputs in the fair value hierarchy. At July 31, 2019, January 31, 2019 and February 1, 2018, there were no financial assets or liabilities measured and recognized in the condensed consolidated interim statement of financial position at fair value that would have been categorized as Level 3 in the fair value hierarchy above.

SHARE DATA

The following table sets forth the outstanding share, warrants and stock options data for the Company as at September 30, 2019:

	Authorized	Issued
Common shares	Unlimited	171,039,468
Warrants		79,478,923
Stock options		14,200,000

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) and in the United States on EDGAR (www.sec.gov/edgar).

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